NORTHERN LIGHTS FUND TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

THE GAMING AND CASINO FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 19 day of March, 2007, by and between NORTHERN LIGHTS FUND TRUST, a Delaware business trust (the “Trust”), on behalf of The Gaming and Casino Fund, (the “Fund”) a series of the Trust, and the investment adviser of such Fund, Ladenburg Thalmann Asset Management, Inc., (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Management Agreement between the Trust and the Adviser dated as of the 19th day of March , 2007 (the “Investment Management Agreement”); and;

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Investment Management Agreement, any Rule 12b-l fees and other expenses described in the Investment Management Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired fund fees and expenses, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Management Agreement.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least May 31 , 200 8 , unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Investment Management Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Investment Management Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	Ladenburg Thalmann Asset Management, Inc.
on behalf of
The Gaming and Casino Fund

By: _______________________	By: _________________
Name: Andrew Rogers	Name: Philip Blancato
Title: President	Title: President

Appendix A

Fund	Operating Expense Limit

The Gaming and Casino Fund	1.70%